CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$5,000,000	$356.50

Pricing Supplement no. 895 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 165-A-III dated October 18, 2010	Registration Statement No. 333-155535 Dated October 26, 2010 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $5,000,000 Callable Range Accrual Notes Linked to 6-Month USD LIBOR due October 29, 2025

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing October 29, 2025.
  The Interest Rate on the notes will be determined in accordance with the section entitled “Interest Rate” below. In no case will the Interest Rate for any quarterly Interest Period be less than the Minimum Rate or greater than 5.25%. If the 6-Month USD LIBOR is greater than the High End of the Range or less than the Low End of the Range for an entire Interest Period, the Interest Rate for such Interest Period will be equal to 0.00% per annum.
  The notes are designed for investors who seek (a) quarterly interest payments that are determined in accordance with the section entitled “Interest Rate” below, and (b) return of their initial investment at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Interest will be payable based on 90 days in each Interest Period and a 360-day year.
  Minimum denominations of $1,000 and integral multiples thereof.
  At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates specified below.
  The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 165-A-III, will supersede the terms set forth in product supplement no. 165-A-III.
  The notes priced on October 26, 2010 and will settle on or about October 29, 2010.

Key Terms

Maturity Date:	If the notes have not been redeemed, October 29, 2025, or if such day is not a business day, the next succeeding business day.
Payment at Maturity:	If the notes have not been redeemed prior to maturity, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus any accrued and unpaid interest.
Payment upon Redemption:

At our option, we may redeem the notes, in whole but not in part, on the 29th calendar day of January, April, July and October, commencing October 29, 2015, and ending on the Maturity Date (each, a “Redemption Date”). By providing at least 5 business days’ notice; provided, however, that if any Redemption Date is not a business day, then such Redemption Date shall be the following business day. No additional interest will be paid with respect to a postponement of the Redemption Date. If the notes are redeemed, you will receive on the applicable Redemption Date a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the 15th calendar day prior to the applicable Redemption Date.

Interest:	With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows:
$1,000 × Interest Rate × (90/360).
Interest Rate:

With respect to each Interest Period, a rate per annum calculated on the applicable Interest Payment Date by the calculation agent, with five ten-thousandths of a percent rounded upwards as follows:

Minimum Interest Rate + [Interest Factor × (Variable Days/Actual Days)], where

“Actual Days” means, with respect to each Interest Payment Date, the actual number of days in the Interest Period.

“Variable Days” is the actual number of calendar days during such Interest Period on which the Accrual Provision is satisfied.

Minimum Interest Rate:	0.00% per annum
Interest Factor:

With respect to each Interest Period, an amount per annum equal to 5.25%. The notes may not bear the Interest Rate associated with the Interest Factor. The Interest Rate will depend on the number of calendar days during any given Interest Period on which the Accrual Provision is satisfied.

Range:	The Range is as follows:
	Low End 0.00%	to	High End 5.75%
Accrual Provision:

For each Interest Period the Accrual Provision shall be deemed to have been satisfied on each calendar day during such Interest Period on which 6-Month USD LIBOR, in each case as determined on the Accrual Determination Date relating to such calendar day, is less than or equal to the High End of the Range and greater than or equal to the Low End of the Range. If 6-Month USD LIBOR, determined on any Accrual Determination Date relating to a calendar day, is greater than the High End of the Range or less than the Low End of the Range, then the Accrual Provision shall be deemed not to have been satisfied for such calendar day.

Accrual Determination Date:

For each calendar day during each Interest Period, two Business Days prior to such calendar day; provided, however that if such calendar day is not a Business Day, the Accrual Determination Date will be the third Business Day immediately preceding such calendar day. For example, if the applicable calendar day was a Saturday or Sunday, the Accrual Determination Date would be the Wednesday preceding such calendar day (i.e., the third Business Day immediately preceding such calendar day), assuming Wednesday, Thursday and Friday were each Business Days. Notwithstanding the foregoing, for all calendar days in an Exclusion Period, the Accrual Determination Date will be the seventh Business Day immediately preceding the relevant Interest Payment Date.

Determination Date:	The second Business Day immediately preceding the relevant Interest Period.
Exclusion Period:	The period commencing on the sixth Business Day prior to but excluding each Interest Payment Date.
6-Month USD LIBOR:

6-Month USD LIBOR refers to the London Interbank Offer Rate for deposits in U.S. dollars with a Designated Maturity of 6 months that appears on the Reuters page “LIBOR01” (or any successor page) under the heading “6Mo” at approximately 11:00 a.m., London time, on the applicable Determination Date or Accrual Determination Date, as determined by the calculation agent. If on any calendar day, 6-Month USD LIBOR cannot be determined by reference to Reuters page “LIBOR01” (or any successor page), then the calculation agent will determine 6-Month USD LIBOR in accordance with the procedures set forth under “Description of Notes — Interest — The Underlying Rates — LIBOR Rate” in the accompanying product supplement no. 165-A-III.

Interest Periods:

The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date or, if the notes have been redeemed prior to such next succeeding Interest Payment Date, ending on but excluding the applicable Redemption Date.

Interest Payment Dates:

Interest, if any, will be payable quarterly in arrears on the 29th calendar day of January, April, July and October (each such date, an “Interest Payment Date”), commencing January 29, 2011, up to and including the Interest Payment Date corresponding to the Maturity Date, or, if the notes have been redeemed, the applicable Redemption Date. If an Interest Payment Date is not a Business Day, payment will be made on the immediately following Business Day, provided that any interest payable on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed, and the next Interest Period, if applicable, will commence on such Interest Payment Date, as postponed.

London Business Day:	Any day other than a day on which banking institutions in London, England are authorized or required by law, regulation or executive order to close.
Business Day:

Any day other than a day on which banking institutions in London, England or The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.

CUSIP:	48124AS73

Investing in the Callable Range Accrual Notes involves a number of risks. See “Risk Factors” beginning on page PS-11 of the accompanying product supplement no. 165-A-III and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement no. 165-A-III or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$25.00	$975.00

Total	$5,000,000	$125,000	$4,875,000

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes.
(2)

J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of approximately $25.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other unaffiliated or affiliated dealers of approximately $10.00 per $1,000 principal amount note.  This commission includes the projected profits that our affiliates expect to realize, some of which will be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes.  Please see “Plan of Distribution (Conflicts of Interest)” beginning on page PS-32 of the accompanying product supplement no. 165-A-III.

The agent for this offering, JPMS, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-38 of the accompanying product supplement 165-A-III.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

October 26, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 165-A-III dated October 18, 2010. This pricing supplement, together with the documents listed below, contains the terms of the notes and supplements the term sheet related hereto dated October 21, 2010, and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 165-A-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 165-A-III dated October 18, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210004437/e40448_424b2.htm

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY OR UPON REDEMPTION — We will pay you at least 100% of the principal amount of your notes if you hold the notes to maturity or upon redemption, regardless of whether the Accrual Provision is satisfied for any calendar day of any Interest Period. Because the notes are our senior unsecured obligations, payment of any amount at maturity or upon redemption is subject to our ability to pay our obligations as they become due.
  QUARTERLY INTEREST PAYMENTS — With respect to each Interest Period, a rate per annum determined as described under “Interest Rate” on the cover of this pricing supplement. In no case will the Interest Rate for any quarterly Interest Period be less than the Minimum Interest Rate of 0.00% per annum or greater than 5.25% per annum. The notes offer quarterly interest payments at the applicable Interest Rate, which may be zero. Interest, if any, will be payable quarterly in arrears on the 29th calendar day of each January, April, July and October (each such date, an “Interest Payment Date”), commencing January 29, 2011, to and including the Maturity Date. Interest will be payable to the holders of record at the close of business on the date that is fifteen (15) calendar days prior to the applicable Interest Payment Date. The quarterly interest payments are affected by, and contingent upon, the level of 6-Month USD LIBOR throughout the applicable Interest Period, including on the applicable Accrual Determination Dates and on the applicable Determination Date as described under “Interest Rate” on the cover of this pricing supplement. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes. If an Interest Payment Date is not a Business Day, payment will be made on the immediately following Business Day.
  TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 165-A-III.  Subject to the limitations described in the accompanying product supplement, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, the notes should be treated for U.S. federal income tax purposes as “variable rate debt instruments”. We and you, by virtue of purchasing the notes, agree to treat the notes as variable rate debt instruments. Accordingly, interest paid on the notes should generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss.

  Subject to certain assumptions and representations received from us, the discussion in this section entitled “Tax Treatment”, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 165-A-III, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

JPMorgan Structured Investments — Callable Range Accrual Notes Linked to 6-Month USD LIBOR	PS-1

Selected Risk Considerations

  THE AMOUNT OF EACH QUARTERLY INTEREST PAYMENT MAY BE ZERO — You will receive an interest payment for the applicable Interest Periods that will vary based on the level of 6-Month USD LIBOR on each calendar day during the applicable Interest Period, as described under “Interest Rate” on the cover of this pricing supplement. The Interest Factor for each Interest Period is 5.25%, however the notes may not bear the Interest Rate associated with the Interest Factor. Instead, the Interest Rate for each Interest Period will be determined in part by the amount of days within an Interest Period that the Accrual Provision is met. Each calendar day during an Interest Period on which the level of 6-Month USD LIBOR is greater than the High End of the Range or less than the Low End of the Range (as determined on the applicable Accrual Determination Date) will result in a reduction of the Interest Rate payable for the corresponding Interest Period. If the level of 6-Month USD LIBOR is greater than the High End of the Range or less than the Low End of the Range for an entire Interest Period, the Interest Rate for such Interest Period will be equal to the Minimum Rate of 0.00% per annum. In that event, you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.
  THE NOTES ARE NOT ORDINARY DEBT SECURITIES; THE INTEREST RATE ON THE NOTES IS NOT FIXED BUT IS VARIABLE — The rate of interest paid by us on the notes for each Interest Period is not fixed, but will vary depending on whether the Accrual Provision is satisfied on each calendar day during an Interest Period, and whether such Accrual Provision is satisfied will depend on the daily fluctuations in the 6-Month USD LIBOR. Consequently, the return on the notes may be less than those otherwise payable on debt issued by us with similar maturities. Although the variable interest rate on the notes is determined, in part, by reference to the 6-Month USD LIBOR, the notes do not actually pay interest at the 6-Month USD LIBOR. You should consider, among other things, the overall annual percentage rate of interest to maturity as compared to other equivalent investment alternatives. We have no control over any fluctuations in the 6-Month USD LIBOR.
  THE INTEREST RATE ON THE NOTES IS LIMITED TO THE INTEREST FACTOR — The Interest Rate for each Interest Period will be limited by the Interest Factor. Interest will accrue at a rate per annum equal to the product of (1) the Interest Factor and (2) the Variable Days divided by the Actual Days. As a result, the Interest Rate for any Interest Period will never exceed the applicable Interest Factor.
  THE INTEREST RATE ON THE NOTES IS BASED IN PART ON 6-MONTH USD LIBOR OVER WHICH WE HAVE NO CONTROL — 6-Month USD LIBOR may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on 6-Month USD LIBOR may be partially offset by other factors. We cannot predict the factors that may cause 6-Month USD LIBOR, and consequently the Interest Rate for an Interest Period, to increase or decrease. A decrease in 6-Month USD LIBOR will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, on any Interest Payment Date or upon redemption by us, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  THE METHOD OF DETERMINING THE INTEREST RATE FOR ANY INTEREST PERIOD WILL NOT DIRECTLY CORRELATE TO THE ACTUAL LEVEL OF 6-MONTH USD LIBOR — The determination of the Interest Rate per annum payable for any Interest Period will be based in part on the number of calendar days in that Interest Period on which the Accrual Provision is satisfied, as determined on each Accrual Determination Date. However, we will use the level of 6-Month USD LIBOR to determine whether the Accrual Provision is satisfied for the period commencing on the sixth Business Day prior to but excluding each Interest Payment Date, which period we refer to as the Exclusion Period. That level will be the level of 6-Month USD LIBOR on the Business Day immediately preceding the Exclusion Period, regardless of what the actual level of 6-Month USD LIBOR is for the calendar days that fall during the Exclusion Period. As a result, the Interest Rate determination for any Interest Period will not directly correlate to the actual levels of 6-Month USD LIBOR on each day during such Interest Period.
  THESE NOTES MAY BE MORE RISKY THAN NOTES WITH A SHORTER TERM — By purchasing a note with a longer term, you are more exposed to fluctuations in interest rates than you would be if you purchased a note with a shorter term. Specifically, you may be negatively affected under certain circumstances in which interest rates are affected. For example, if interest rates begin to rise, the market value of your notes will decline because the Interest Rate applicable to a specific Interest Period may be less than that applicable to a note issued at such time. For example, if the Interest Rate applicable to your notes at such time was 3.25% per annum, but a debt security issued in the then current market could yield an interest rate of 5.25% per annum, your note would be less valuable if you tried to sell that note in the secondary market.
  THERE MAY BE CHANGES IN BANKS’ INTER-BANK LENDING RATE REPORTING PRACTICES OR THE METHOD PURSUANT TO WHICH 6-MONTH USD LIBOR IS DETERMINED — Concerns have been expressed that some of the member banks

JPMorgan Structured Investments — Callable Range Accrual Notes Linked to 6-Month USD LIBOR	PS-2

  surveyed by the British Banker’s Association (“BBA”) in connection with the calculation of daily London Interbank Offered Rates, including 6-Month USD LIBOR, may have been under-reporting the inter-bank lending rate applicable to them in order to avoid an appearance of capital insufficiency or adverse reputation or other consequences that may result from reporting higher inter-bank lending rates. If such under-reporting has occurred, it may have resulted in the London Interbank Offered Rates being artificially low. If such under-reporting in fact exists and some or all of the member banks discontinue such practice, there may be a resulting sudden or prolonged upward movement in London Interbank Offered Rates (including 6-Month USD LIBOR). In addition, the BBA announced that it may change the London Interbank Offered Rates rate-fixing process by increasing the number of banks surveyed to set a London Interbank Offered Rates. The BBA also indicated that it will consider adding a second rate fixing process for U.S. dollar London Interbank Offered Rates after the U.S. market opening, after discussion with the member banks. The BBA is continuing its consideration of ways to strengthen the oversight of the process. The changes announced by the BBA, or future changes adopted by the BBA, in the method pursuant to which the London Interbank Offered Rates are determined may result in a sudden or prolonged increase in the reported London Interbank Offered Rates (including 6-Month USD LIBOR).
  6-MONTH USD LIBOR WILL BE AFFECTED BY A NUMBER OF FACTORS — The amount of interest, if any, payable on notes will depend in part on 6-Month USD LIBOR. A number of factors can affect 6-Month USD LIBOR by causing changes in the value of 6-Month USD LIBOR including, but not limited to:
    changes in, or perceptions, about future 6-Month USD LIBOR levels;
    general economic conditions in the United States;
    prevailing interest rates; and
    policies of the Federal Reserve Board regarding interest rates.
  These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.
  6-MONTH USD LIBOR MAY BE VOLATILE — 6-Month USD LIBOR is subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:
    supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a six month term;
    sentiment regarding underlying strength in the U.S. and global economies;
    expectations regarding the level of price inflation;
    sentiment regarding credit quality in the U.S. and global credit markets;
    central bank policy regarding interest rates;
    inflation and expectations concerning inflation; and
    performance of capital markets.
  Increases or decreases in 6-Month USD LIBOR could result in the corresponding Interest Rate decreasing or an Interest Rate of zero and thus in the reduction of interest payable, if any, on the notes.
  THE REDEMPTION FEATURE MAY FORCE A POTENTIAL EARLY EXIT — If we redeem the notes, the amount of interest payable on the notes will be less than the full amount of interest that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Redemption Date.
  REINVESTMENT RISK — If we redeem the notes, the term of the notes may be reduced to as short as five years and you will not receive interest payments after the applicable Redemption Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the Maturity Date.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

JPMorgan Structured Investments — Callable Range Accrual Notes Linked to 6-Month USD LIBOR	PS-3

  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to 6-Month USD LIBOR on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of 6-Month USD LIBOR;
    the time to maturity of the notes;
    the Redemption Feature and whether we are expected to redeem the notes, which are likely to limit the value of the notes;
    interest and yield rates in the market generally, as well as the volatility of those rates;
    the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Callable Range Accrual Notes Linked to 6-Month USD LIBOR	PS-4

Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period

The following examples illustrate how to calculate the Interest Rate on the notes for three hypothetical Interest Periods. For purposes of the following examples, we have assumed that the 6-Month USD LIBOR is less than or equal to the High End of the Range or greater than the Low End of the Range. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: For an Interest Period the Accrual Provision is met on 70 calendar days during the Interest Period. Because the Accrual Provision is satisfied for 70 calendar days and the Interest Factor is 5.25%, the Interest Rate for the Interest Period is 4.08% per annum, calculated as follows:

5.25% × ( 70 / 90 ) = 4.08% per annum

Example 2: For an Interest Period the Accrual Provision is met on each of the calendar days during the Interest Period. Because the Accrual Provision is satisfied for 90 calendar days and the Interest Factor is 5.25%, the Interest Rate for the Interest Period is 5.25% per annum, calculated as follows:

5.25% × ( 90 / 90 ) = 5.25% per annum

Example 3: For an Interest Period the Accrual Provision is not met on any calendar day during the Interest Period. Regardless of the Interest Factor, because the Accrual Provision is not satisfied on any calendar day, the Interest Rate for the Interest Period is 0.00% per annum.

JPMorgan Structured Investments — Callable Range Accrual Notes Linked to 6-Month USD LIBOR	PS-5

Historical Information

The following graph sets forth the daily historical performance of 6-Month USD LIBOR from January 4, 2000 through October 26, 2010. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

6-Month USD LIBOR, as appeared on Reuters page “LIBOR01” at approximately 11:00 a.m., London time on October 26, 2010 was 0.45125%.

The historical rates should not be taken as an indication of future performance, and no assurance can be given as to 6-Month USD LIBOR on any Determination Date. We cannot give you assurance that the performance of 6-Month USD LIBOR will result in any positive Interest Payments or a return of more than the principal amount of your notes.

JPMorgan Structured Investments — Callable Range Accrual Notes Linked to 6-Month USD LIBOR	PS-6